December 10, 2012

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 20, 2012

File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 7 (“Amendment No. 7”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 7, which have been marked to show changes made since the filing of Amendment No. 6 to the Registration Statement (“Amendment No. 6”), filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission dated December 5, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, in this letter we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to the Comments are set forth immediately below the text of the Comments.

The page references in the Registrant’s responses are to Amendment No. 7. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, December 10, 2012, Page 2

General

1.	We note that you continue to omit certain information that may not be excluded. For example, we note that you have omitted information in “How We Make Distributions to Our Partners,” beginning on page 64. This is just one example. Please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of units, dollar amounts dependent upon the offering price based on the mid-point of the offering range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Registrant acknowledges the Staff’s Comment and confirms that it will not circulate copies of the registration statement or the preliminary prospectus until it includes an estimated price range, maximum number of units, dollar amounts dependent upon the offering price based on the mid-point of the offering range, and all other information except information which may be excluded in reliance upon Rule 430A.

Material U.S. Federal Income Tax Consequences, page 162

2.	Please delete the language noting that this section summarizes the material federal tax consequences that “may be relevant” to prospective unitholders, as this may suggest that the opinion does not include all material federal tax consequences.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 163.

3.	Please delete the word “generally” from throughout this disclosure and have counsel provide a firm conclusion regarding each U.S. federal material tax consequence. We note, for example, the statements on page 165 that the unitholder “generally” will recognize gain taxable in the manner described, and that a unitholder’s share of nonrecourse liabilities “generally” will be based upon the unitholder’s share of the unrealized appreciation (or depreciation) in your assets. Please note, these are just examples.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 163 – 175.

Securities and Exchange Commission, December 10, 2012, Page 3

General

4.	We note that many of your exhibits have been filed in preliminary form, including the Agreement of Limited Partnership, the Senior Notes Indenture, the Contribution Agreement, the Ominbus Agreement and the Credit Agreement. Please file all agreements in final form, or, in the alternative, please ensure that the preliminary forms of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

Response: The Registrant acknowledges the Staff’s Comment and will file all agreements in final form, or, in the alternative, will ensure that the preliminary forms of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.1

5.	Please have counsel revise the legal opinion to address whether the purchasers of the Common Units will have any obligation to make payments to you or your creditors (other than the purchase price for the Common Units) or contributions to you or your creditors solely by reason of the purchasers’ ownership of the Common Units. See Section II.B.1.b. of Staff Legal Bulletin No. 19.

Response: The Registrant acknowledges the Staff’s Comment and has revised Exhibit 5.1 accordingly.

Exhibit 8.1

6.	We note the statement that the opinion is based on various facts and assumptions. Please clearly disclose the specific facts and assumptions upon which the opinion is based. Please note, the assumptions and qualifications must be reasonable and may not assume the tax consequences at issue. See Item III.C.3 of Staff Legal Bulletin No. 19.

Response: The Registrant acknowledges the Staff’s Comment and respectfully submits that the specific facts and assumptions upon which the tax opinion is based are clearly disclosed on page 164 of the Registration Statement. For example, page 164 provides the following disclosure:

Securities and Exchange Commission, December 10, 2012, Page 4

“Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we and each of our operating subsidiaries will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our operating subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.”

Moreover, the Registrant respectfully submits that the assumptions and qualifications are reasonable and do not assume the tax consequences at issue.

7.	We note the statement that counsel confirms that all “statements of legal conclusions” contained in the applicable section of the registration statement are the opinion of counsel. Please have counsel revise the opinion to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

Response: The Registrant acknowledges the Staff’s Comment and respectfully submits that certain discussions of fact in the tax consequences section of the Registration Statement are not part of the tax opinion. Additionally, both the tax consequences section of the Registration Statement as well as the Exhibit 8.1 opinion do clearly state that the legal conclusions contained in the Registration Statement are in fact opinions of counsel.

Please direct any questions that you have with respect to the foregoing to the undersigned at (212-237-0020) or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Securities and Exchange Commission, December 10, 2012, Page 5

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc:	Tracey Smith (Commission)

Al Pavot (Commission)

Craig E. Slivka (Commission)

Pamela A. Long (Commission)

Denise R. Cade (Registrant)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)